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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of        January 26, 2006

Commission File Number	001-32654
ANORMED INC.
(Translation of registrant’s name into English)
#200 – 20353 64th Avenue, Langley, British Columbia Canada V2Y 1N5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  [   ]   Form 40-F  [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  [   ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  [   ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  [   ]   No   [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANORMED INC.
(Registrant)
Date	January 30, 2006	By	/ s / W.J. Adams
(Signature)*
William J. (Bill) Adams, Chief Financial Officer
* Print the name and title under the signature of the signing officer.

SEC 1815 (09-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AnorMED Inc. 200 - 20353 64th Ave TEL (604) 530-1057 Langley, British Columbia FAX (604) 530-0976 Canada V2Y 1N5 www.anormed.com

ANORMED ANNOUNCES REQUISITION OF SPECIAL MEETING OF SHAREHOLDERS

For Immediate Release:	January 26, 2006

Vancouver, B.C. - AnorMED Inc. (TSX:AOM, AMEX:AOM) advises that it has now received a requisition to convene a special meeting of shareholders for the purposes of replacing the existing Board of Directors from various entities controlled by Felix J. Baker and Julian C. Baker.  Felix Baker is a Director of AnorMED Inc.  This requisition was received subsequent to the Company’s News Release of January 17, 2006.

The requisitionists have also provided the Company with a proposed slate of directors consisting of the following individuals who we understand hold the positions below:

Felix J. Baker, Managing Partner, Baker Brothers Advisors LLC

Joe Dougherty, Partner and Co-Founder, Seaview Securities LLC

Henry J. Fuchs, Executive Vice President and Chief Medical Officer, Onyx Pharmaceuticals Incorporated

Kenneth Galbraith, President Gigha Consulting Limited

Jacques Lapointe, Executive Chairman of Board, ConjuChem Incorporated

Berl Nadler, Partner, Davies, Ward, Phillips and Vineberg, which is counsel to Baker Brothers Advisors LLC

Kelvin Neu, Associate Baker Brothers Advisors LLC

The Board’s position on the requisition and proposed slate will follow in due course.

AnorMED is a chemistry-based biopharmaceutical company focused on the discovery, development and commercialization of new therapeutic products in the areas of hematology, HIV and oncology. The Company has a product in Phase III development, a product in Phase II development and a research program focused on a novel class of compounds that target specific chemokine receptors known to be involved in a variety of diseases including HIV.  Additional information on AnorMED Inc. is available on the Company’s website www.anormed.com.

Note:  Certain of the statements contained in this press release contain forward-looking statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The Company does not expect to update any forward-looking statements as conditions change.  Investors are referred to the discussion of the risk factors associated with the Company's business contained in the Company’s Final Short Form Prospectus dated December 1, 2005 and  filed with Canadian securities regulatory authorities and available on SEDAR..

For further information: Dr. Michael Abrams President & CEO Tel: 604-530-1057 E-mail: mabrams@anormed.com	Elisabeth Whiting, M.Sc. VP Corporate Development & Communications Tel: 604-532-4667 Cell: 604-763-4682 E-mail : ewhiting@anormed.com